Filed pursuant to Rule 433

Registration Statement No. 333-278426

April 1, 2024

Relating to

Preliminary Prospectus Supplement dated April 22, 2026 to

Prospectus dated April 1, 2024

DANAHER CORPORATION

€500,000,000 Floating Rate Senior Notes due 2028 (the “Floating Rate Notes”)

€750,000,000 3.250% Senior Notes due 2030 (the “2030 Notes”)

€750,000,000 3.625% Senior Notes due 2034 (the “2034 Notes”)

€1,000,000,000 4.000% Senior Notes due 2038 (the “2038 Notes” and, together with the 2030 Notes and 2034 Notes, the “Fixed Rate Notes” and, together with the Floating Rate Notes, the “Notes”)

Pricing Term Sheet

Floating Rate Notes

Issuer:	Danaher Corporation

Aggregate Principal Amount Offered:	€500,000,000 of Floating Rate Senior Notes Due 2028

Type of Offering:	SEC registered (No. 333-278426)

Trade Date:	April 22, 2026

Settlement Date (T+5):

April 29, 2026

We expect delivery of the Floating Rate Notes will be made against payment therefor on or about April 29, 2026, which is the fifth business day following the date hereof (such settlement cycle being referred to as “T+5”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in one business day unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Floating Rate Notes on any date prior to one business day before delivery will be required, by virtue of the fact that the Floating Rate Notes initially will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement.

Maturity Date:	April 29, 2028

Coupon (Interest Rate):	3-month EURIBOR plus 0.380% per annum

Minimum Interest Rate:	0.000%

Price to Public (Issue Price):	100.000% of principal amount

Interest Payment Dates:	Quarterly in arrears on January 29, April 29, July 29 and October 29, beginning on July 29, 2026

Day Count Convention:	ACTUAL/360 (ICMA), following, unadjusted

Currency of Payment:	Euro

Optional Redemption:	Except as provided under “Description of Notes—Redemption Upon Changes in Withholding Taxes,” the Floating Rate Notes will not be redeemable prior to maturity.

Change of Control Triggering Event:	If a change of control triggering event occurs, unless the Issuer has exercised its right to redeem the Floating Rate Notes, it will be required to make an offer to repurchase the Floating Rate Notes at a purchase price equal to 101% of the principal amount of the Floating Rate Notes, plus accrued and unpaid interest, if any, on such Floating Rate Notes to the date of repurchase.

Form/Clearing System:	The Floating Rate Notes will be issued only in registered, book-entry form. There will be a global Note representing the Floating Rate Notes deposited with a common depositary for Euroclear and Clearstream.

Listing:	Application will be made to have the Floating Rate Notes listed on the New York Stock Exchange.

Common Code / ISIN:	335208234 / XS3352082344

Denominations:	Minimum denominations of €100,000 and integral multiples of €1,000 in excess thereof

Stabilization:	Stabilization/FCA

Ratings*:	A2 / A- (Moody’s / S&P)

Expected Long-term Debt Ratings*+:	A2 / A- (Moody’s / S&P)

Joint Book-Running Managers:	Citigroup Global Markets Limited Merrill Lynch International Barclays Bank PLC Deutsche Bank AG, London Branch Goldman Sachs & Co. LLC

Banco Bilbao Vizcaya Argentaria, S.A. Banco Santander, S.A. HSBC Bank plc Lloyds Securities Inc. Standard Chartered Bank

Fixed Rate Notes

Issuer:	Danaher Corporation

Aggregate Principal Amount Offered:	€750,000,000 of 3.250% Senior Notes Due 2030 €750,000,000 of 3.625% Senior Notes Due 2034 €1,000,000,000 of 4.000% Senior Notes Due 2038

Type of Offering:	SEC registered (No. 333-278426)

Trade Date:	April 22, 2026

Settlement Date (T+5):

April 29, 2026

We expect delivery of the Fixed Rate Notes will be made against payment therefor on or about April 29, 2026, which is the fifth business day following the date hereof (such settlement cycle being referred to as “T+5”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in one business day unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Fixed Rate Notes on any date prior to one business day before delivery will be required, by virtue of the fact that the Fixed Rate Notes initially will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement.

Maturity Date:	April 29, 2030 for the 2030 Notes April 29, 2034 for the 2034 Notes April 29, 2038 for the 2038 Notes

Coupon (Interest Rate):	3.250% per annum for the 2030 Notes 3.625% per annum for the 2034 Notes 4.000% per annum for the 2038 Notes

Price to Public (Issue Price):	99.934% of principal amount for the 2030 Notes 99.918% of principal amount for the 2034 Notes 99.953% of principal amount for the 2038 Notes

Yield to Maturity:	3.268% for the 2030 Notes 3.637% for the 2034 Notes 4.005% for the 2038 Notes

Spread to Benchmark German Government Security:	63.300 bps for the 2030 Notes 75.300 bps for the 2034 Notes 94.700 bps for the 2038 Notes

Benchmark German Government Security:	OBL 2.400% due April 18, 2030 for the 2030 Notes DBR 2.200% due February 15, 2034 for the 2034 Notes DBR 4.000% due January 4, 2037 for the 2038 Notes

Benchmark German Government Security Price/Yield:	99.120% / 2.635% for the 2030 Notes 95.270% / 2.884% for the 2034 Notes 108.470% / 3.058% for the 2038 Notes

Mid-Swap Yield:	2.768% for the 2030 Notes 2.937% for the 2034 Notes 3.105% for the 2038 Notes

Spread to Mid-Swap:	+50 bps for the 2030 Notes +70 bps for the 2034 Notes +90 bps for the 2038 Notes

Interest Payment Dates:

Annually in arrears on April 29, beginning on April 29, 2027 for the 2030 Notes

Annually in arrears on April 29, beginning on April 29, 2027 for the 2034 Notes

Annually in arrears on April 29, beginning on April 29, 2027 for the 2038 Notes

Day Count Convention:	ACTUAL/ACTUAL (ICMA), following, unadjusted

Currency of Payment:	Euro

Special Mandatory Redemption:	If (i) the Company does not consummate the proposed acquisition (the “Masimo Acquisition”) of Masimo Corporation on or prior to November 16, 2026 (or such later date to which the Agreement and Plan of Merger setting forth the terms of the Masimo Acquisition as in effect on the closing date of this offering (the “Merger Agreement”) may be extended in accordance with its terms), (ii) the Merger Agreement is terminated prior to such date, or (iii) the Company otherwise notifies the trustee of the Notes that it will not pursue the consummation of the Masimo Acquisition, the Company will be required to redeem, in whole and not in part, the Fixed Rate Notes on the special mandatory redemption date at a redemption price equal to 101% of the aggregate principal amount of the Fixed Rate Notes outstanding, plus accrued and unpaid interest from the date of initial issuance, or the most recent date to which interest has been paid or duly provided for, whichever is later, to, but excluding, the special mandatory redemption date. See “Description of Notes—Special Mandatory Redemption” in the Preliminary Prospectus Supplement.

Optional Redemption:

At any time and from time to time prior to the applicable Par Call Date for each series of the Fixed Rate Notes, the Issuer will have the right, at its option, to redeem such series of the Fixed Rate Notes, in whole or in part, at a redemption price equal to the greater of (i) 100% of the principal amount of the Fixed Rate Notes to be redeemed, and (ii) the sum of the present values of the Remaining Scheduled Payments (as defined below) on such Fixed Rate Notes to be redeemed (not including any portion of the payments of interest that will be accrued and unpaid to and including the date of redemption) discounted to the date of redemption on an annual basis (ACTUAL/ACTUAL (ICMA)) at the applicable Comparable Government Bond Rate (as defined below) plus 10 basis points in the case of the 2030 Notes, 15 basis points in the case of the 2034 Notes and 15 basis points in the case of the 2038 Notes, plus, in each case, accrued and unpaid interest, if any, on the principal amount being redeemed to, but excluding, the date of redemption.

On or after the applicable Par Call Date for each series of the Fixed Rate Notes, the Issuer will have the right, at its option, to redeem each such series of the Fixed Rate Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of such Fixed Rate Notes to be redeemed, plus accrued and unpaid interest, if any, on the principal amount being redeemed to the date of redemption.

“Comparable Government Bond Rate” means, with respect to any redemption date, the price, expressed as a percentage (rounded to three decimal places, with 0.0005 being rounded upwards), at which the gross redemption yield on the series of such Fixed Rate Notes to be redeemed, if they were to be purchased at such price on the third business day prior to the date fixed for redemption, would be equal to the gross redemption yield on such business day of the Comparable Government Bond (as defined below) on the basis of the middle market price of the Comparable Government Bond prevailing at 11:00 a.m. (London time) on such business day as determined by an independent investment bank selected by the Issuer.

“Comparable Government Bond” means, in relation to any Comparable Government Bond Rate calculation, at the discretion of an independent investment bank selected by the Issuer, a German government bond whose maturity is closest to the remaining term of the series of the Fixed Rate Notes to be redeemed (assuming that the Fixed Rate Notes to be redeemed matured on the applicable Par Call Date for such series of the Fixed Rate Notes), or if such independent investment bank in its discretion determines that such similar bond is not in issue, such other German government bond as such independent investment bank may, with the advice of three brokers of, and/or market makers in, German government bonds selected by the Issuer, determine to be appropriate for determining the Comparable Government Bond Rate.

“Par Call Date” means, in the case of the 2030 Notes, March 29, 2030 (one month prior to maturity), in the case of the 2034 Notes, January 29, 2034 (three months prior to maturity) and in the case of the 2038 Notes, January 29, 2038 (three months prior to maturity).

“Remaining Scheduled Payments” means, with respect to each series of the Fixed Rate Notes to be redeemed, the remaining scheduled payments of the principal thereof and interest thereon that would be due after the related redemption date (assuming that such Fixed Rate Note matured on its applicable Par Call Date for such series of the Fixed Rate Notes) but for such redemption; provided, however, that, if such redemption date is not an interest payment date with respect to such series of the Fixed Rate Notes, the amount of the next succeeding scheduled interest payment thereon will be deemed to be reduced by the amount of interest accrued thereon to such redemption date.

Change of Control Triggering Event:	If a change of control triggering event occurs, unless the Issuer has exercised its right to redeem a series of the Fixed Rate Notes, it will be required to make an offer to repurchase each series of the Fixed Rate Notes at a purchase price equal to 101% of the principal amount of the Fixed Rate Notes of such series, plus accrued and unpaid interest, if any, on such Fixed Rate Notes to the date of repurchase.

Form/Clearing System:	Each series of the Fixed Rate Notes will be issued only in registered, book-entry form. There will be a global Note representing each series of the Fixed Rate Notes deposited with a common depositary for Euroclear and Clearstream.

Listing:	Application will be made to have each series of the Fixed Rate Notes listed on the New York Stock Exchange.

Common Code / ISIN:	335208293 / XS3352082930 for the 2030 Notes 335208340 / XS3352083409 for the 2034 Notes 335208480 / XS3352084803 for the 2038 Notes

Denominations:	Minimum denominations of €100,000 and integral multiples of €1,000 in excess thereof

Stabilization:	Stabilization/FCA

Ratings*:	A2 / A- (Moody’s / S&P) for the 2030 Notes A2 / A- (Moody’s / S&P) for the 2034 Notes A2 / A- (Moody’s / S&P) for the 2038 Notes

Expected Long-term Debt Ratings*+:	A2 / A- (Moody’s / S&P) for the 2030 Notes A2 / A- (Moody’s / S&P) for the 2034 Notes A2 / A- (Moody’s / S&P) for the 2038 Notes

Joint Book-Running Managers:	Citigroup Global Markets Limited Merrill Lynch International Barclays Bank PLC Deutsche Bank AG, London Branch Goldman Sachs & Co. LLC

Banco Bilbao Vizcaya Argentaria, S.A. Banco Santander, S.A. HSBC Bank plc Lloyds Securities Inc. Standard Chartered Bank

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
+

Reflect anticipated securities ratings following completion of the Masimo Acquisition (as defined in the Preliminary Prospectus Supplement). See “Risk Factors—Risks Related to the Notes— From time to time our outstanding debt has increased significantly as a result of acquisitions, and we may incur additional debt in the future. Our existing and future indebtedness may limit our operations and our use of our cash flow and negatively impact our credit ratings; and any failure to comply with the covenants that apply to our indebtedness could adversely affect our liquidity and financial statements.” in the Preliminary Prospectus Supplement for more information.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Limited, at +1-800-831-9146, Merrill Lynch International, at +1-800-294-1322, Barclays Bank PLC, at +1-888-603-5847, Deutsche Bank AG, London Branch, at +1-800-503-4611, or Goldman Sachs & Co. LLC, at +1-866-471-2526.

PROHIBITION OF SALES TO EEA RETAIL INVESTORS

The Notes offered are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (the “EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of MiFID II; or (ii) a customer within the meaning of Directive 2016/97/EU, as amended (the “IDD”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II. Consequently, no key information document required by Regulation (EU) No. 1286/2014, as amended (“PRIIPs Regulation”), for offering or selling the Notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

MiFID II product governance / Professional investors and ECPs only target market: Solely for the purposes of the product approval process of each of the representatives (each a “Manufacturer”), the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is eligible counterparties and professional clients only, each as defined in Directive 2014/65/EU (as amended or superseded) (“MiFID II”); and (ii) all channels for distribution of the Notes to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the Notes (a “distributor”) should take into consideration the Manufacturers’ target market assessment; however, and without prejudice to our obligations in accordance with MiFID II, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the Manufacturers’ target market assessment) and determining appropriate distribution channels.

PROHIBITION OF SALES TO UK RETAIL INVESTORS

The Notes offered are not intended to be offered, sold, distributed or otherwise made available to and should not be offered, sold, distributed or otherwise made available to any retail investor in the United Kingdom (“UK”). For these purposes, a retail investor means a person who is not a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018. Consequently, no disclosure document required by the FCA Product Disclosure Sourcebook (“DISC”) for offering, selling or distributing the Notes or otherwise making them available to retail investors in the UK has been prepared and therefore offering, selling or distributing the Notes or otherwise making them available to any retail investor in the UK may be unlawful under DISC and the Consumer Composite Investments (Designated Activities) Regulations 2024.

UK MIFIR product governance / Professional investors and ECPs only target market – Solely for the purposes of each manufacturer’s product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is only eligible counterparties, as defined in the FCA Handbook Conduct of Business Sourcebook, and professional clients, as defined in Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018; and (ii) all channels for distribution of the Notes to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the Notes (a “distributor”) should take into consideration the manufacturers’ target market assessment; however, a distributor subject to the FCA Handbook Product Intervention and Product Governance Sourcebook is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.

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